



For Immediate Release: Friday 4th April 2008

TESCO BEGINS LEGAL PROCEEDINGS AGAINST THE GUARDIAN

Tesco today began legal proceedings for libel and malicious falsehood against Guardian News and Media Ltd - publishers of *The Guardian* - and its Editor, Alan Rusbridger, over allegations made by *The Guardian* concerning Tesco's tax affairs.

Lucy Neville-Rolfe, Tesco's Executive Director of Corporate and Legal Affairs, said:

"It is very regrettable that we have had to take this step. We had hoped that *The Guardian* would be able to accept it had made a mistake and apologise for what it had written, but despite our requests to them to set the record straight this has not happened. We feel driven to take this action because we cannot allow Tesco's reputation to be so seriously attacked with such wilful disregard for the truth. We support free and open debate about the role and conduct of business so long as that debate is based on fact, not fiction."

The Guardian misled readers and did so knowingly in a series of articles and a podcast. It wrongly alleged that Tesco had contrived a tax avoidance structure involving a series of joint venture partnerships held largely offshore to avoid paying up to £1 billion of UK corporation tax on sales of its UK properties. *The*

Guardian also wrongly accused Tesco of having already avoided corporation tax on what it said were £500 million of profits from two property deals using that structure.

The Guardian published its stories despite Tesco explaining the true position to its journalists beforehand on numerous occasions. Before the story was published, Tesco explicitly told *The Guardian* five times that allegations that the company had avoided paying corporation tax were untrue. But the newspaper published the allegations nonetheless and didn't publish Tesco's denials.

In fact, all profits from these property transactions are or will be included in Tesco's UK tax returns as *The Guardian* was repeatedly told.

By structuring these transactions in this way, Tesco expects to achieve savings of £23m in stamp duty related taxes on the transactions completed to date. The maximum additional savings in stamp duty related taxes that might be achieved from using these structures could be another £30 - £40m, depending on market conditions. This compares with *The Guardian's* allegation of corporation tax avoidance of up to £1 billion.

It is not uncommon to use offshore companies for the purpose of joint ventures with third parties. In fact the Guardian Media Group has itself announced an offshore structure as reported in *The Guardian* on 4th March 2008:

"Guardian Media Group plc, parent company of the Guardian, in partnership with Apax Partners, has incorporated a new company registered in the Cayman Islands as part of its proposed acquisition of Emap plc. The sale of Emap plc is due to complete later this month. A spokesman for GMG said: "The tax arrangements of Apax Partners and GMG for the acquisition of Emap plc are completely legitimate, and are based on accepted practice and the recommendations of our advisers. This is not about GMG avoiding tax - indeed we have paid an average of 34% tax over the last five years. The purchase of Emap plc is structured as a UK Scheme of Arrangement which, as has long been accepted by HM Revenue and Customs, does not attract stamp duty on acquisitions. The new company will pay its full UK corporation tax."

Notes to editors

1. *The Guardian* ran several stories (the first on its front page) on Wednesday 27th and Thursday 28th February, as well as on its website. Its leading article of 28th February falsely accused Tesco of "bilking the public purse" out of up to £1 billion in corporation tax.

2. Tesco made it clear on five occasions to *The Guardian* that allegations that the company had avoided paying Corporation Tax were untrue. For example on 23rd November 2007 Lucy Neville-Rolfe wrote:

   "I must repeat that the profits from the sale of the 50% interest in the Red and Aqua partnerships arose to UK tax resident companies and will be included in full in our UK corporate tax returns for the years in which the transactions took place."

And again on 13th December 2007:

   "There is categorically no avoidance of corporation tax by Tesco in any of the colour partnerships to which you refer."

Neither of these important statements (or anything similar) featured in any of *The Guardian's* extensive coverage or its podcast.

For further information please contact the Tesco Press Office on 01992 644645. Out of hours the Duty Press Officer can be contacted by calling 01992 644733 (select option 2 from voicemail).

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